Booz Allen Hamilton Inc. 8283 Greensboro Drive McLean, VA 22102 Tel 1 703 902 5000 Fax 1 703 902 3333 www.boozallen.com

August 31, 2017
Kristi Marrone
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    Booz Allen Hamilton Holding Corporation
Form 10-K for the Fiscal Year Ended March 31, 2017 Filed May 22, 2017
File No. 1-34972

Dear Ms. Marrone:
This letter is in response to your comment letter, dated August 17, 2017, to Booz Allen Hamilton Holding Corporation (the “Company”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

Form 10-K for the fiscal year ended March 31, 2017 filed May 22, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Contract Backlog, page 49

August 31 2017

1.
We note you are unable to predict with any certainty the portion of backlog that you expect to recognize as revenue. Please explain why you are unable to estimate the amount of funded backlog as of March 31, 2017 that is expected to be converted into sales in fiscal 2018. In addition, consider disclosing how backlog impacts current period earnings, including the amount of current period revenues derived from the backlog of prior periods, or tell us why you believe such disclosure is not beneficial to investors.

The Company acknowledges the Staff’s comment and we respectfully advise that there are several important reasons why it is impractical for the Company to disclose the portion of backlog that is expected to be recognized as revenue in future periods or the amount of current period revenues derived from backlog of prior periods.
The Company notes that the determination of backlog involves substantial estimation uncertainty, particularly with respect to customer requirements contracts and development and production contracts of a fixed-price, cost-reimbursable or incentive nature. Backlog is also subject to delivery delays and program cancellations, which are beyond our control. Taken together, we can give no assurance of award fulfillment or that any portion of our backlog, including funded backlog, will become revenue in any particular period, if at all. The Company also notes its disclosure in “Item 1A. Risk Factors - Risks Related to Our Business - We may not realize the full value of our backlog, which may result in lower than expected revenue” of the Form 10-K for the fiscal year ended March 31, 2017, which explains that, the actual receipt, timing, and amount of revenue under the Company’s contracts with the U.S. government that are included in backlog are subject to various contingencies, many of which are beyond the Company’s control. Unlike commercial businesses, one important contingency as a U.S. government contractor is the Company’s dependency on congressional appropriations, which may be affected by changes in U.S. government policies resulting from various military, political, economic and international developments. In many cases, there is also uncertainty relating to the complexity of designs, necessity for design improvements and difficulty in forecasting costs and schedules when bidding on developmental and highly sophisticated technical work. Under many U.S. government contracts, the Company is required to maintain facility and personnel security clearances complying with customer requirements. The level of order activity related to U.S. government programs can be affected by timing of U.S. government funding authorizations and project evaluation cycles.
In addition to the contingencies and uncertainties described above, the Company also believes that it is currently impracticable and burdensome to provide an estimate of the amount of funded backlog as of March 31, 2017 that is expected to be converted into sales in fiscal 2018, as well as the amount of current period revenues derived from the backlog of prior periods.

August 31 2017

The Company notes that it does not currently collect or store in its operating or financial records the data that would have allowed it to make the backlog-related disclosures considered in the Staff’s comment. The financial reporting processes that would be required to be implemented by the Company would involve significant investments and changes to current processes from those currently used by management to make planning and operating decisions, assess operating performance, and support the basis for forward-looking information currently filed or furnished, such as guidance on revenue. Finally, re-creating the data/information needed to make the backlog-related disclosures considered by the Staff would require the use of hindsight or the development of assumptions in prior periods that cannot, in many circumstances, be independently substantiated.
The Company intends to continue disclosing the statement that the Company is unable to predict with any certainty what portion of backlog will become revenue and respectfully submits to the Staff that for the foregoing reasons, the Company is unable to reliably estimate even the portion of its funded backlog that may become revenue in any particular period. Furthermore, due to the limitations described above, it would not be material or decision-useful information to the Company’s investors to provide an approximate percentage of total backlog or the Company’s funded backlog because of the caveats that would need to accompany such an expression. The Company’s management does not use such information or measurements for its business planning purposes, including managing its business against internal projected results of operations and/or its future performance. Consequently, any attempt to disclose such information could be confusing or misleading to investors or inappropriately enable them to assess the Company’s performance on a basis different than management. As such, the Company does not believe such information would provide investors and securities analysts with important information with which to evaluate the Company’s current or long-term earnings potential.

Note 2. Summary of Significant Accounting Policies, page F-8; Self-Funded Medical Plans, page F-12

2.
In future periodic filings, please disclose a roll forward of your self-funded insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Provide an example of your proposed disclosure. To the extent you do not believe this disclosure is material, tell us how you made that determination. Refer to ASC 944-40-50-3.

The Company respectively advises the Staff that it does not believe additional information relating to its self-funded insurance reserves is material to the Company’s consolidated financial statements. As of March 31, 2017 and 2016, the Company’s self-funded insurance reserves liabilities were $15.3 million and $11.2 million, respectively.

August 31 2017

These amounts represented approximately 1.4% and 1.2% of current liabilities, respectively, and 0.5% and 0.4% of total liabilities, respectively, and were not material at such balance sheet dates. Further, the Company respectfully advises the Staff that the changes to those same self-funded insurance reserves for fiscal years 2017 and 2016 related to insured events of prior fiscal years were immaterial in that the amounts were less than 0.5% of income before taxes for the respective fiscal year. As a result, the Company respectfully advises the Staff that it does not believe incremental disclosure related to its insurance reserves would be meaningful to the users of the financial statements. The Company will continue to be mindful of its disclosure obligations in the event of material changes to its self-funded insurance reserves and will provide necessary incremental disclosure in future filings to the extent appropriate.

* * * * *
If you have any questions regarding this letter, please do not hesitate to call me at (202) 898-3333.
Regards,
/s/ Lloyd W. Howell, Jr.
Lloyd W. Howell, Jr

cc:    Mark Rakip
        Securities and Exchange Commission
    Matthew E. Kaplan
        Debevoise & Plimpton LLP